Chi-Chi's Restaurants, Inc.

ANNUAL REPORT

240 Meadowbrook Rd.
Hopkins, MN 55343
6025401451
chichisrestaurants.com

This Annual Report is dated April 21, 2026.

BUSINESS

Previous Offerings

The Company has not conducted any recent offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

The company invested $990k into Rojo West End, LLC to convert the space to Chi Chi's. The company also invested $600k into Rojo Maple Grove, LLC to convert the restaurant to Chi-Chi's.
The company can operate for the next two years without revenue, but there will be revenue coming in from the investment in Rojo West End, LLC.
The are no major foreseeable expenses.

The are no challenges related to capital resources.
Our next milestone will be opening our second Chi-Chi's location by the end of 2026.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 650,000.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael John McDermott

Michael John McDermott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer, President, Director, Secretary, Principal Accounting Officer, and Treasurer
• Dates of Service: January 2025 — Present
• Responsibilities: Michael oversees all operations of the Company. Michael does not currently receive salary compensation for this role.

Other business experience in the past three years:

• Employer: McDermott Restaurants, LLC
Title: Managing Member
Dates of Service: January 2009 — Present
Responsibilities: Oversee restaurant operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

/Users/michaelmcdermott/Documents/Chi-Chi's - Cap Table - Effective March 1 2026 (030226).pdf

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Chi-Chi's Restaurants, Inc.

By /s/ *Michael McDermott*

Title: CEO

By /s/ *Michael McDermott*

Name: Michael McDermott

Title: CEO

By /s/ *Michael McDermott*

Name: Michael McDermott

Title: Director

Exhibit A

FINANCIAL STATEMENTS

Chi Chi's Restaurants, Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	446,535.94
Other Current Assets	108,470.00
Total Current Assets	555,005.94
Fixed Assets	
150-00 · Fixed Assets	40,000.00
Total Fixed Assets	40,000.00
Other Assets	
180-00 · Investments	1,590,000.00
Total Other Assets	1,590,000.00
TOTAL ASSETS	**2,185,005.94**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	2,965.44
Other Current Liabilities	100.00
Total Current Liabilities	3,065.44
Total Liabilities	3,065.44
Equity	
301-00 · Capital Stock	2,717,587.17
Net Income	-535,646.67
Total Equity	2,181,940.50
TOTAL LIABILITIES & EQUITY	**2,185,005.94**

Chi Chi's Restaurants, Inc.
Profit & Loss
January through December 2025

	Jan - Dec 25
Ordinary Income/Expense	
Expense	
601-01 · Advertising and Promotion	315,542.97
601-10 · Bank Service Charges	35.00
601-20 · Dues and Subscriptions	37,369.37
601-28 · Legal Fees	80,655.00
601-30 · Meals and Entertainment	1,836.21
601-35 · Office Supplies	595.79
601-40 · Professional Fees	96,410.29
601-60 · Travel Expense	3,202.04
Total Expense	535,646.67
Net Ordinary Income	-535,646.67
Net Income	**-535,646.67**

Chi Chi's Restaurants, Inc.
Statement of Cash Flows
January through December 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	-535,646.67
Adjustments to reconcile Net Income to net cash provided by operations:	
110-00 · Intercompany Receivables:110-10 · Due from Rojo West End	-108,470.00
200-00 · Accounts Payable	2,965.44
215-01 · Due to Michael McDermott	100.00
Net cash provided by Operating Activities	-641,051.23
INVESTING ACTIVITIES	
150-00 · Fixed Assets:150-95 · Construction in Progress	-40,000.00
180-00 · Investments:180-01 · Rojo West End, LLC	-990,000.00
180-00 · Investments:180-02 · Rojo Maple Grove	-600,000.00
Net cash provided by Investing Activities	-1,630,000.00
FINANCING ACTIVITIES	
301-00 · Capital Stock	2,717,587.17
Net cash provided by Financing Activities	2,717,587.17
Net cash increase for period	446,535.94
Cash at end of period	**446,535.94**

Chi Chi's Restaurants, Inc.
Statement of Stockholders Equity
For the Year Ended December 31, 2025

	Preferred Stock		Common stock		Additional	Subscription	Accumulated	Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Deficit	Stockholders' Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	-	-	-	-	-	-
Shares issued for cash	-	-	2,279,979	2,717,587	-	-	-	2,717,587
Contributed capital	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(535,647)	(535,647)
December 31, 2025	-	$ -	2,279,979	$ 2,717,587	$ -	$ -	$ (535,647)	$ 2,181,941

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Chi Chi's Restaurants, Inc. was formed on January 9, 2025 ("Inception") in the State of Minnesota. The financial statements of Chi Chi's Restaurants, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hopkins, Minnesota.

Chi Chi's Restaurants, Inc. operates Mexican Restaurants under the brand name Chi-Chi's. There is currently one restaurant open inSt. Louis Park, Minnesota. The company plans to open additionally restaurants in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the current Chi-Chi's that is open and future restaurants the Company opens when (a) persuasive evidence that an agreement exists; (b) the service has been

performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has long-term debt or obligations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 30,000,000 shares of our common stock. As of April 14th, 2026 the company has currently issued 2,279,979 Class B shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 14th, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Michael McDermott, the CEO of Chi Chi’s Restaurants, Inc. hereby certify that the financial statements of Chi Chi’s Restaurants, Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Chi Chi’s Restaurants, Inc. was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 3, 2026.

________________________ (Signature)

________________________ (Title)

________________________ (Date)